UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                               (Amendment No. 4)*
                              BancAffiliated, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05948C 10 7
         --------------------------------------------------------------
                                 (CUSIP Number)
         --------------------------------------------------------------

                                 Garry J. Graham
                            c/o BancAffiliated, Inc.
                     500 Harwood Road, Bedford, Texas 76021
                                (817) 285 - 6195
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 27, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                ----------------------
CUSIP NO. 05948C 10 7                    13D                   2 of 7 Pages
--------------------------                                ----------------------

--------------- ----------------------------------------------------------------
   1             NAME OF REPORTING PERSON
                 S.S. OR I.R.S.IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

                 Garry J. Graham
--------------- ---------------------------------------------------- -----------
   2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|

                                                                       (b)  |_|
--------------- ------------------------------------------------------ ---------
   3                             SEC USE ONLY

--------------- ----------------------------------------------------------------
   4             SOURCE OF FUNDS

                 PF, OO
--------------- ----------------------------------------------------------------

   5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                 PURSUANT TO ITEMS 2(d)or 2(e)         [ ]

--------------- ----------------------------------------------------------------
   6             CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------- ------- --------------------------------------------------------
                   7     SOLE VOTING POWER
NUMBER OF                54,305
SHARES          ------- --------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY EACH            0
REPORTING       ------- --------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         50,605
                ------- --------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         0
--------------- -------- -------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          54,305
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Items 3 and 5 below.
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.8%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

     The class of equity securities to which this Amendment No. 4 to Schedule 13D relates is the Common Stock, $0.01 par value (the "Common Stock"), of BancAffiliated, Inc., located at 500 Harwood Road, Bedford, Texas 76021.


Item 2.  Identity and Background
         -----------------------

     The name and address of the person filing this statement is Garry J. Graham, c/o BancAffiliated, Inc. 500 Harwood Road, Bedford, Texas 76021. Mr. Graham is the President, Chief Executive Officer and a Director of BancAffiliated, Inc. and its subsidiary Affiliated Bank at the address stated above. During the last five years, Mr. Graham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Graham is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Mr. Graham has acquired beneficial ownership of 54,305 shares of Common Stock as follows:

     (a) 6,250 shares held in Mr. Graham's IRA Account purchased with personal funds for an aggregate purchase price of $71,700.

     (b) 26,537 shares purchased with personal funds for an aggregate purchase price of $322,514.

     (c) 12,518 shares purchased for an aggregate purchase price of $201,296 with funds obtained from a personal line of credit with First Savings Bank, FSB, Arlington, Texas.

     (d) 3,700 shares underlying unexercised stock options awarded to Mr. Graham through BancAffilated,Inc.'s 2002 Stock Option and Incentive Plan that are exercisable within 60 days of the filing of this
          Schedule 13D. In addition, Mr. Graham was awarded an additional 7,900 shares underlying unexercisable stock options that will vest over the next three years. The awards of options were granted to Mr. Graham at no cost to him.

     (e) 1,700 shares awarded to Mr. Graham through BancAffilated, Inc.'s Recognition and Retention Plan. Mr. Graham was awarded an additional 3,800 shares that will vest over the next three years. The awards of restricted stock were granted to Mr. Graham at no cost to him.

Item 4.  Purpose of Transaction
         ----------------------

     Except with respect to the stock options and shares of restricted stock awarded to Mr. Graham by BancAffiliated, Inc. as compensation, all of the shares purchased and/or acquired by Mr. Graham are for investment purposes. Mr. Graham may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of BancAffiliated, Inc. for investment or dispose of shares of BancAffiliated, Inc. As President and Chief Executive Officer, Mr. Graham regularly explores potential actions and transactions which may be advantageous to BancAffiliated, Inc., including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of BancAffiliated, Inc. On September 24, 2002, Mr. Graham filed a Notice of Change in Control with the Office of Thrift Supervision. On March 11, 2003, the Office of Thrift Supervision issued an Order of Non-Objection to the Notice of Change in Control granting Mr. Graham the ability to acquire up to 20% of the outstanding Common Stock of BancAffiliated, Inc. It is anticipated that any future acquisition of the Common Stock of BancAffiliated, Inc. will be held by Mr. Graham for investment purposes.

     Except as noted above, Mr. Graham has no plans or proposals which relate to or would result in:

     (a)  the   acquisition   by  any  person  of   additional   securities   of
BancAffiliated, Inc., or the disposition of securities by BancAffiliated, Inc.;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving BancAffiliated, Inc. or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of BancAffiliated, Inc. or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of BancAffiliated, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of BancAffiliated, Inc.;

     (f) any other material change in BancAffiliated, Inc.'s business or corporate structure;

     (g) changes in BancAffiliated, Inc.'s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BancAffiliated, Inc. by any person;

     (h) causing a class of securities of BancAffiliated, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of BancAffiliated, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Graham for the purpose of this statement is 54,305 shares representing 19.8% of the shares of Common Stock outstanding on the date hereof.

     (b)  Such amount includes:

          54,305 shares over which Mr. Graham has sole voting power, which includes 3,700 shares subject to currently exercisable stock options and 50,605 shares over which Mr. Graham has sole dispositive power.

     (c) During the 60-day period prior to the date of this filing, Mr. Graham did not effect any transactions in the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To
        ------------------------------------------------------------------------
        the Securities of the Issuer
        ----------------------------

Except with respect to the stock options and shares of restricted stock awarded to Mr. Graham by BancAffiliated, Inc. as compensation and the personal line of credit with First Savings Bank, FSB, Arlington, Texas, which is secured by 32,650 shares of Common Stock held by Mr. Graham in his own name, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Graham and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except with respect to the stock options and shares of restricted stock awarded to Mr. Graham by BancAffiliated, Inc. as compensation, and the personal line of credit with First Savings Bank, FSB, Arlington, Texas, which is secured by 32,650 shares of Common Stock held by Mr. Graham in his own name, none of the Common Stock beneficially owned by Mr. Graham is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

     Exhibit 1. Loan Agreement dated August 12, 2003, by and between First Savings Bank, FSB and Garry J. Graham.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  January 22, 2004                     /s/ Garry J. Graham
     -----------------------                ------------------------------------
                                            Garry J. Graham